Exhibit 99.15

CONSENT

The undersigned hereby consents to the use of my name and the scientific and technical information with respect to the Tonopah Lithium Claims Project derived from Sections 1, 16 and 26 of the technical report titled “Tonopah Lithium Claims Project NI 43-101 Technical Report – Preliminary Economic Assessment” with an effective date of January 31, 2023, which is included in this annual report on Form 40-F for the year ended February 28, 2023 (the “Form 40-F”) and the exhibits filed with the Form 40-F being filed by American Lithium Corp. with the United States Securities and Exchange Commission.

/s/ Sean Ennis

Sean Ennis, P. Eng.
Date: May 30, 2023